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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 13)*

                           Westmoreland Coal Company
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                                (Name of Issuer)
                    Common Stock, $2.50 per share par value
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                         (Title of Class of Securities)

                                  960878-10-6
                         ------------------------------
                                 (CUSIP Number)

                              Beverly Cole McGuire
                         c/o Penn Virginia Corporation
                          One Radnor Corporate Center
                                   Suite 200
                              100 Matsonford Road
                         Radnor, PA 19087  610-687-8900
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                              September 16, 1996
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement / / . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D

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 CUSIP No.   960878-10-6                        Page   2   of   3   Pages
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     1     NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PENN VIRGINIA EQUITIES CORPORATION                    51-0229894
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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) / /
                                                                 (b) / /

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     3     SEC USE ONLY

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     4     SOURCE OF FUNDS

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)
                                                                            / /
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     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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                       7     SOLE VOTING POWER

                             1,354,411
                   -------------------------------------------------------------
 NUMBER OF SHARES      8     SHARED VOTING POWER
   BENEFICIALLY
       OWNED                 0
      BY EACH      -------------------------------------------------------------
     REPORTING         9     SOLE DISPOSITIVE POWER
    PERSON WITH
                             1,354,411
                   -------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             0
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    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,354,411
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           / /

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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           19.45%
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    14     TYPE OF REPORTING PERSON

           CO
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          This Amendment No. 13 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 1, 1978 (the "Initial Statement"), as amended by Amendments Nos. 1-12 filed with the Commission from time to time thereafter (the Initial Statement and Amendment Nos. 1-12 inclusive, the "Statement"), by Penn Virginia Equities Corporation, a Delaware corporation (the "Company"), relating to the common stock, par value $2.50 per share of Westmoreland Coal Company, a Delaware corporation ("Westmoreland").

          The undersigned hereby amends and supplements Items 4 and 5 of the Statement by adding the following information (capitalized terms used herein without definition shall have the same meaning as set forth in the Statement):

Item 4.  Purpose of Transaction.

          Item 4 is hereby amended by the addition of the following:

          On September 16, 1996, the Company contributed 400,000 shares of Common Stock to the Penn Virginia Corporation Benefits Trust Fund (the "VEBA"), which is a voluntary employees' beneficiary association under Section 501(c)(9) of the Internal Revenue Code of 1986, as amended (the "Code"). The VEBA funds in part life, sick, accident or other benefits that may be provided under
Section 501(c)(9) of the Code for eligible active and retired employees of Penn Virginia Corporation ("Penn Virginia") and its affiliates, and their eligible spouses and dependents, excluding any employees who are key employees, as defined in Section 416(i) of the Code.

          The Company and Penn Virginia currently intend to sell or otherwise dispose of a significant portion of or all of the remaining shares of Common Stock held by the Company, subject to then prevailing market and economic conditions and other factors. Such sales or other dispositions may be public market sales effected pursuant to Rule 144 under the Securities Act of 1933 unless an exemption thereform is available or private transactions. Any such sales or other dispositions may be effected in a single transaction at any time or a series of transactions from time to time.

Item 5.  Interests in Securities of the Issuer.

          Item 5 is hereby amended by the addition of the following:

          After the contribution of the 400,000 shares of Common Stock to the VEBA referred to in Item 4 above (as to which shares of Common Stock the Company and Penn Virginia disclaim beneficial ownership), based upon the information provided in Westmoreland's Proxy Statement dated August 8,
1996, the Company is currently the beneficial owner of 1,354,411 shares of Common Stock, representing approximately 19.4% of Westmoreland's issued and outstanding Common Stock and approximately 14.6% of the Total Voting Power of Westmoreland.

          Except for the contribution of shares of Common Stock to the VEBA in the transaction described in Item 4 above, no transactions in the shares of Common Stock were effected during the past 60 days by the Company, or, to the best of its knowledge, any of the persons identified in Item 2 of the Statement.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   PENN VIRGINIA EQUITIES CORPORATION


                                   By:   /s/ Beverly Cole McGuire
                                        -------------------------
                                   Beverly Cole McGuire, Secretary
Dated: September 16, 1996





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